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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

DATATRAK INTERNATIONAL, INC.
(Name of Issuer)
Common Shares
(Title of Class of Securities)
238134 10 0
(CUSIP Number)
Arthur C. Hall III
Calfee, Halter & Griswold LLP
800 Superior Avenue, Suite 1400
Cleveland, OH 44114-2688
216-622-8667
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 13, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	238134 10 0	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Jim Bob Ward

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		673,908

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		673,908

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	673,908

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No. 238134 10 0	13D	Page 3 of 5 Pages
Item 1.      Security and Issuer.
     This Statement on Schedule 13D (“Schedule 13D”) relates to the common shares, without par value, of DATATRAK International, Inc. (“DATATRAK” or the “Company”). The principal executive offices of DATATRAK are located at 6150 Parkland Boulevard, Suite 100, Mayfield Heights, Ohio 44124.
Item 2.      Identity and Background.
     This Schedule 13D is being filed by Jim Bob Ward, a United States citizen and Vice President of eClinical Development of DATATRAK. His principal business address is 6150 Parkland Boulevard, Suite 100, Mayfield Heights, Ohio 44124.
     During the past five years, Mr. Ward has not been convicted in a criminal proceeding of any crime or misdemeanor (excluding traffic violations or similar misdemeanors). During the past five years, Mr. Ward has not been a party to a civil proceeding in any judicial or administrative body which resulted in being, either now or in the past, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.      Source and Amount of Funds or Other Consideration.
     No funds or other consideration were involved in the acquisition of beneficial ownership by Mr. Ward of the 673,908 common shares of DATATRAK.
Item 4.      Purpose of Transaction.
     Pursuant to the merger agreement by and among DATATRAK, ClickFind, Inc. (“ClickFind”), CF Merger Sub, Inc., a wholly-owned subsidiary of DATATRAK, the shareholders of ClickFind and Jim Bob Ward as shareholder representative, dated February 13, 2006, certain shareholders received a combination of cash, promissory notes and DATATRAK common stock for each share of ClickFind common stock. The exact composition of consideration received was determined by a formula contained in the merger agreement. Pursuant to the merger consideration formula, the 685,850 common shares of DATATRAK that Mr. Ward was initially entitled to receive was reduced by 11,942 shares of DATATRAK in satisfaction of prior obligations owed to ClickFind related to the repayment of a promissory note in favor of ClickFind in connection with the exercise of stock options, as well as withholding taxes associated with equity compensation awards made by ClickFind. The shares listed in Item 3 above represent the stock portion of the merger consideration received by Mr. Ward in exchange for his shares of ClickFind, after the 11,942 shares were deducted.
     Mr. Ward acquired the shares for investment purposes and does not presently have any plan or proposal which relates to or would result in any of the following: the acquisition or disposition by any person of additional securities of DATATRAK; an extraordinary corporate transaction involving DATATRAK or its subsidiaries; a sale or transfer of a material amount of DATATRAK’s or any of its subsidiaries’ assets; any change in the present board of directors or management of DATATRAK; any material change in the present capitalization or dividend policy of DATATRAK; any other material change in DATATRAK’s corporate structure; any changes to DATATRAK’s charter, bylaws or instruments corresponding thereto or any

CUSIP No. 238134 10 0	13D	Page 4 of 5 Pages
other action which may impede the acquisition of control by any person; causing a class of securities of DATATRAK to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of DATATRAK becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to any of those described in this paragraph.
Item 5.      Interest in Securities of the Issuer.
     Mr. Ward beneficially owns 673,908 common shares of DATATRAK, or 5.9% of the common shares of DATATRAK, based upon 11,346,745 common shares outstanding as of February 20, 2006. The information contained on the cover page to this Schedule 13D is incorporated herein by reference.
Item 6.      Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.
     Mr. Ward has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of DATATRAK, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7.      Materials to be Filed as Exhibits.
1.	Agreement and Plan of Merger dated as of February 13, 2006, among DATATRAK International, Inc., CF Merger Sub, Inc., ClickFind, Inc., the shareholders of ClickFind, Inc. and Jim Bob Ward as Shareholder Representative (incorporated by reference from Exhibit 10.1 of the Issuer’s Current Report on Form 8-K dated February 13, 2006 and filed with the SEC on February 17, 2006).

CUSIP No. 238134 10 0	13D	Page 5 of 5 Pages
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2006	Jim Bob Ward
	By:	/s/ Jim Bob Ward
		Name:	Jim Bob Ward, Vice President of eClinical
Development